# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CoreWeave, Inc., CIK 0001769628
CUSIP: 21873S108
Title of class of securities: Class A common stock, par value 0.000005 per share
Address of issuer's principal executive offices: 290 W Mt. Pleasant Ave., Suite 4100, Livingston, New Jersey (NJ), 07039
Date of event which requires filing of this statement: 04/30/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-25-030773
Filed by CIK 0001977050

## Reporting persons
- CW Opportunity LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 19,886,405; shared voting power 0; sole dispositive power 19,886,405; shared dispositive power 0; aggregate amount beneficially owned 19,886,405 (4.4% of the class)
  Comment: This Amendment No. 1 (this "Amendment") amends, in its entirety, the statement on Schedule 13G originally filed with the SEC on April 1, 2025 by the Reporting Person. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.

## Item 1. Issuer
Name of issuer: CoreWeave, Inc.
Address of issuer's principal executive offices: 290 W Mt. Pleasant Ave., Suite 4100, Livingston, NJ, 07039

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of CW Opportunity LLC (the "Reporting Person"). This statement relates to shares of Class A common stock, par value $0.000005 ("Common Stock") of the Issuer held directly by the Reporting Person.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.
Citizenship: CW Opportunity LLC is a Delaware limited liability company.

## Item 4. Ownership
Amount beneficially owned:
As of April 30, 2026, the Reporting Person may be deemed to beneficially own 19,886,405 shares of Common Stock.

As of April 30, 2026, the Reporting Person may be deemed to be the beneficial owner of 4.4% of the total number of shares of Common Stock then outstanding (based upon the information provided by CoreWeave, Inc. in its quarterly report on Form 10-Q filed with the SEC on May 8, 2026, as of April 30, 2026, there were 447,573,939 shares of Common Stock outstanding).
Percent of class: 4.4%
Sole power to vote or to direct the vote: 19,886,405
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 19,886,405
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Power of Attorney, dated as of April 1, 2025, filed by the Reporting Person on April 1, 2025.

## Signatures
- CW Opportunity LLC: /s/ Hayley Stein, Hayley Stein, Attorney-in-fact for David J. Snyderman, Administrative Manager of Supernova Management LLC (06/23/2026)